File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND RULE 19b-1(e) THEREUNDER, FOR AN EXEMPTION FROM SECTION 19(b) THEREOF AND RULE 19b-1 THEREUNDER

In the Matter of

Dreman Contrarian Funds

Dreman Value Management, LLC

Please send all communications, notice and orders to:

E. Clifton Hoover, Jr. Managing Director and Chief Investment Officer Dreman Value Management, LLC Harborside Financial Center Plaza 10, Suite 800 Jersey City, NJ 07311

With copies to: Steven B. Boehm Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Suite 700 Washington, DC 20001

As filed with the U.S. Securities and Exchange Commission on December 3, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

DREMAN CONTRARIAN FUNDS DREMAN VALUE MANAGEMENT, LLC	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND RULE 19b-1(e) THEREUNDER, FOR AN EXEMPTION FROM SECTION 19(b) THEREOF AND RULE 19b-1 THEREUNDER

File No 812-

Dreman Contrarian Funds and Dreman Value Management, LLC (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (the “Act”) and Rule 19b-1(e) thereunder, providing Applicants an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.

I. Background

Dreman Contrarian Funds (the “Trust”) is an open-end management investment company currently offering series of shares of the Dreman High Opportunity Fund (the “Fund”). The Fund is a series of the Trust, organized and existing as a Delaware statutory trust and which has operated as an open-end management investment company registered under the Act. The investment adviser of the Fund is Dreman Value Management, LLC (the “Advisor”), and is responsible for the overall management of the Fund.

As of October 31, 2012, the Fund had $12,297,186 in net assets and 2,420,863 shares outstanding. The Fund’s investment objective is total return, comprised of capital appreciation and income. The Fund typically invests in a diversified portfolio of equity securities of companies that are similar in market capitalization to those listed on the S&P 500® Index. The Fund generally invests at least 80% of its assets (including borrowings for investment purposes) in common stocks of large capitalization companies that at the time of purchase are similar in market capitalization to those listed on the S&P 500® Index. While the Fund normally invests in dividend-paying stocks, the Fund also may acquire stocks that do not pay dividends in anticipation of market appreciation or future dividends. The Fund may invest up to 20% of its assets in foreign securities, including American Depository Receipts (“ADRs”) or Global Depository Receipts (“GDRs”) that are traded on U.S. markets. The Fund also may invest in preferred stocks, convertible securities, such as convertible preferred stock or convertible debt securities, and warrants.

The Board of Trustees of the Trust (the “Board”) has determined to redeem all outstanding shares of various portfolios of the Trust, including the Fund, and to cease operations of each of these various portfolios due to the Advisor’s determination that it is no longer economically viable to continue managing them as a result of the their small asset size and increasing regulatory and operating costs borne by the Advisor.

Pursuant to the Plan of Liquidation (the “Plan”) that was approved by the Board on November 19, 2012, the Fund will be liquidated and terminated on or about December 28, 2012, or such other date as determined by the officers of the Trust, in accordance with the laws of the State of Delaware and the Trust’s Declaration of Trust.

As of November 21, 2012, the Fund is no longer accepting purchase orders for shares and will soon cease pursuing its investment objective. Shareholders may redeem Fund shares at any time prior to the anticipated closing date of December 28, 2012. Any shareholders that have not redeemed their Fund shares prior to December 28, 2012 will have their shares automatically redeemed as of that date, with proceeds being sent to the address of record.

II. Applicable Law

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall distribute more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the aggregate amount distributed for such taxable year.

Rule 19b-1(e) under the Act provides that if “a registered investment company because of unforeseen circumstances in a particular taxable year proposes to make a distribution which would be prohibited by the provisions of this rule, it may file a request with the Commission for authorization to make such a distribution.” Rule 19b-1(e) further provides that the request shall be deemed grated unless the Commission denies such request within 15 days of its receipt.

III. Need for Relief

As described more fully below, in order to avoid certain adverse tax consequences arising from the recent unanticipated large redemptions by certain shareholders, the Fund is requesting authorization to make more than one distribution of capital gains within a 12-month period.

During October 2012, certain accounts controlled by a single brokerage firm, Edward Jones, redeemed shares of the Fund equating to 85% of the total Fund assets. To facilitate the withdrawal, the Fund sold a ratable share of its investments, which resulted in the Fund recognizing a significant capital gain for federal income tax purposes. This is in addition to other ordinary income, short-term capital gains, and long-term capital gains that were previously recognized by the Fund during 2012. As discussed above, the Fund intends to liquidate prior to the end of 2012.

In order to eliminate the Fund’s liability for federal income tax and excise tax and to remain qualified as a regulated investment company (a “RIC”) for its 2012 taxable year, the Fund must distribute all of its recognized ordinary income and short-term and long-term capital gains as a result of or prior to the final liquidation.1 In most circumstances, the liquidating distributions paid to the shareholders in redemption of their shares (including the distributions paid to the Edward Jones accounts) would be treated a distribution of a ratable portion of such income and gains under the so-called equalization accounting rules.2 Unfortunately, the unexpected redemption of shares by the Edward Jones controlled accounts resulted in the Fund becoming a personal holding company3 for federal tax purposes for 2012, so the Fund is prevented from using the equalization accounting rules to maintain its RIC qualification and to eliminate its tax liability on its income and capital gains for 2012.4

[1]	I.R.C. §852(a); § 852(b)(2)-(3); §4982.
[2]	I.R.C. § 562(b).
[3]

A personal holding company is generally any corporation (with certain exceptions not relevant here) that earns 60% of its gross income from certain passive or investment activities and “[a]t any time during the last half of the taxable year more than 50 percent in value of its outstanding stock is owned, directly or indirectly, by or for not more than 5 individuals.” See I.R.C. § 542(a). Because RICs generally earn passive income, virtually all RICs (including the Fund) will be personal holding companies if they satisfy the ownership rules. Here, immediately after the redemption, David Dreman (directly or through individual retirement accounts), a single person, owned (directly or indirectly) more than 50% of the remaining shares in the Fund. As a result, although the Fund was not a personal holding company immediately prior to the redemption of the Edward Jones controlled accounts, it became one immediately after the redemption since the redemption occurred during the last six months of the taxable year and David Dreman’s holdings satisfied the ownership threshold.

[4]	I.R.C. § 562(b) (providing for equalization treatment of liquidating distributions “[e]xcept in the case of a personal holding company…).

To understand why the equalization accounting rules do not apply to personal holding companies, it is necessary to understand the interaction of the personal holding company and RIC rules. On the one hand, a RIC is a corporation that is subject to corporate-level federal income tax on its investment company taxable income and net capital gains at ordinary corporate rates; however, unlike ordinary corporations, a RIC is entitled to a deduction for dividends paid to its shareholders.5 As a result, a RIC is not subject to corporate-level federal income tax on income and gains that it timely distributes to its shareholders. Congress intended this tax benefit as a means of encouraging individual investors to make collective investments without incurring additional tax expense.

On the other hand, a personal holding company is a corporation subject to corporate-level federal income tax on its income and gains whether or not it distributes such income and gains. In addition to the regular corporate-level income tax, a personal holding company is subject to an additional personal holding company tax on undistributed personal holding company income.6 Like a RIC, a personal holding company is entitled to a dividends paid deduction, but, unlike a RIC, this deduction only applies to the additional tax on personal holding company income and not to the regular corporate-level federal income tax. The additional tax on personal holding companies is an anti-abuse provision that is intended to prevent individuals from reducing their overall income tax liability by retaining passive earnings in a controlled corporation rather than distributing such earnings through dividend distributions. It was enacted at a time when the top income tax rates on individuals far exceeded the top income tax rates on corporations.7 For this reason, there was an incentive for a taxpayer to retain investment earnings in a controlled corporation to avoid the higher rates of tax imposed on individuals. The personal holding company rules were intended to eliminate this benefit by equalizing the tax paid regardless of whether income was retained by the controlled corporation or distributed to shareholders.

[5]	I.R.C. § 852.
[6]	I.R.C. § 541.
[7]

Because the income tax rates on corporate earnings under current law are approximately the same (or in some cases, higher than) the income tax rates imposed on individuals, the additional tax on personal holding companies is of little importance under the current law.

Although RICs and personal holding companies are subject to these markedly different tax regimes, the same dividends paid deduction provisions apply to both types of entities.8 The unintended consequences of using the same dividend paid deduction provisions for these two disparate regimes has created the current problem for the Fund of not being able to use the equalization accounting rules. In this respect, the reason that Congress provided that personal holding companies could not use the equalization accounting rules was that taxpayers were taking advantage of the equalization accounting rules to circumvent the additional tax on personal holding companies. The circumvention arose because individuals have historically been taxed at higher rates on ordinary income than on long-term capital gains. As a result, if a liquidating distribution that were subject to tax at long-term capital gain rates could be used to eliminate a corporation’s liability for the personal holding company tax, a shareholder’s overall tax liability would be reduced by using the equalization accounting rules to eliminate the liability for the additional tax on personal holding companies and avoiding the higher rates of tax imposed on ordinary distributions. To prevent this circumvention of the personal holding company tax, Congress provided that the equalization rules generally would not apply to personal holding companies. In so doing, Congress failed to distinguish between the dividends paid deduction for purposes of the additional tax imposed on personal holding companies and the income tax imposed on RICs even though liquidating distributions paid by RICs for income tax purposes do not have the same abuse possibilities. Nonetheless, because the Fund is a personal holding company for 2012 as a result of the redemption of the Edward Jones controlled accounts, it is not eligible to use the equalization accounting rules for 2012.9

Accordingly, as discussed above, the Fund determined that it will need to make distributions of its income and capital gains to maintain its status as a RIC and to eliminate its liability for federal income and excise tax for its 2012 taxable year. To minimize the tax liability of the remaining shareholders that are not tax exempt, the Fund

[8]	I.R.C. §§ 561-565; see also I.R.C. § 545 and § 852.
[9]

The Fund would not incur significant tax on personal holding company income if it did not distribute its income because its income is primarily long-term capital gains, which are not subject to the tax. See I.R.C. § 545(b)(5).

determined that it would pay these distributions in two tranches. The first distribution, consisting of all ordinary income and a portion of the long-term capital gains, was paid in October. The Board determined it was necessary and in the best interest of all shareholders to pay this distribution as soon as it learned that the Fund would be treated as a personal holding company and prior to any additional shareholder redemptions so that the tax liability would be spread out over the largest number of shareholders possible. On November 19, 2012, the Trust entered into a plan of liquidation on behalf of the Fund. In connection with entering into the plan of liquidation, the Advisor has agreed to encourage, through mailings and telephone calls, all shareholders that are not tax exempt to redeem their shares prior to the liquidation. Prior to paying a final liquidating distribution, but after the taxable investors have had the opportunity to redeem their shares, the Fund plans to pay a second distribution consisting of the short-term capital gains and all the remaining long-term capital gains. The combination of these dividends will have the effect of allowing the Fund to maintain its qualification as a RIC for 2012 and to eliminate its liability for federal income and excise taxes for such year.

IV. Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction or any class or classes of persons or transactions from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Rule 19b-1(e) under the Act provides that if an investment company, due to unforeseen circumstances during a particular taxable year, wishes to make a distribution of capital gains in addition to the distributions permitted by Rule 19b-1, such investment company may file a request with the Commission for authorization to make such a distribution. The Rule provides that such request “shall set forth the pertinent facts and explain the circumstances which the company believes justify such distribution” and that such request shall be deemed grated unless the Commission denies such request within 15 days of its receipt. For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.	The request to make two distributions of long-term capital gains comes as a result of unforeseen

If the Edward Jones controlled accounts had not redeemed shares equal to such a large portion of the Fund, the Fund would not be treated as a personal holding company, would be able to rely on the equalization accounting rules, and would not have to make special capital gains distributions in addition to the liquidating distributions.

2.	Making two distributions of long-term capital gains would serve shareholder interests.

Applicants believe that paying the distribution in two tranches is in the best interest of its shareholders because it will minimize their exposure to tax liability. The first distribution was paid as soon as possible after the Fund learned that it would be treated as a personal holding company as a result of the unexpected redemptions made by the Edward Jones controlled accounts. The Fund made this distribution quickly and prior to any other large shareholder redemptions to ensure that the tax liability was distributed amongst the greatest possible number of shareholders. As part of the plan of liquidation for the Fund adopted on November 19, 2012, the Advisor has agreed to encourage, through mailings and telephone calls, all shareholders that are not tax exempt to redeem their shares prior to the liquidation and the second distribution of long-term capital gains.

The Fund cannot wait to distribute its capital gains until after the majority of shareholders who hold their shares in a taxable account have redeemed their shares due to the size of the required distributions in relation to the size of the Fund. If shareholders redeemed their shares to the point where the required distributions exceeded the Fund’s net assets, then the Fund itself would have to pay corporate income tax, dramatically reducing the liquidation payout to any shareholders remaining in the Fund. However, the Fund does not want to distribute all of the capital gains immediately because it would like to reduce the amount of taxes that its shareholders will have to pay. The Fund will accomplish this by saving a portion of the capital gains to be distributed after the taxable shareholders have had the opportunity to exit the fund through a voluntary redemption of their shares.

3.	The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between distributions of capital gains and dividends from investment income.10 However, Rule 19a-1 under the Act, which the Fund has and will follow, effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (i.e., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).

4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. The Applicants submit that this concern should not apply to the Fund because the Fund does not contemplate frequent capital gains distributions, but rather a one-time distribution in two tranches in light of the unique circumstances of the unanticipated redemption described above and consistent with the ultimate liquidation of the Fund.

V. Procedural Compliance

At a special meeting of the Board on November 19, 2012, the Board adopted the following resolutions authorizing the execution and filing of this Application.

WHEREAS, Section 19(b) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 19b-1 thereunder effectively prohibit a registered investment company from making more than one distribution of long-term capital gains in a 12-month period except for in certain circumstances enumerated in the Rule; and

WHEREAS, Section 19b-1(e) provides that, if an investment company, due to unforeseen circumstances during a particular taxable year, wishes to make a distribution of capital gains in addition to the distributions permitted by Rule 19b-1, such investment company may file a request with the Commission for authorization to make such a distribution; now therefore, be it

RESOLVED, that the Board of Trustees (the “Board”) of the Dreman Contrarian Funds (the “Trust”) has determined that, due to circumstance caused by an unexpected large redemption, it would be in the best interest of shareholders to distribute the long-term capital gains of the Dreman High Opportunity Fund (“Fund”) in a manner not permitted by Rule 19b-1, and be it

[10]

See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

FURTHER RESOLVED, that the officers of the Trust are authorized and directed, on behalf of the Fund, to file with the Securities and Exchange Commission (“SEC”) the application in substantially the form presented at this meeting, with such changes as an officer of the Trust, in consultation with legal counsel, may deem appropriate (the “Application”), for an order pursuant to Sections 6(c) and 19(b) of the Act and Rule 19b-1 thereunder.

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation or the Declaration of Trust, as the case may be, of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A and Exhibit B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.	The address of the Applicants is as follows:

Harborside Financial Center

Plaza 10, Suite 800

Jersey City, NJ 07311

2.	Any questions regarding this Application should be directed to:

E. Clifton Hoover, Jr.

Managing Director and Chief Investment Officer

Dreman Value Management, LLC

Harborside Financial Center

Plaza 10, Suite 800

Jersey City, NJ 07311

and

Steven B. Boehm

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Suite 700

Washington, DC 20001

VI. Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission permit the Fund to make distributions to its shareholders in two tranches as described in this Application.

DREMAN CONTRARIAN FUNDS

By:	/s/ R. Jeffrey Young
Name:	R. Jeffrey Young
Title:	President and Chief Executive Officer

DREMAN VALUE MANAGEMENT, LLC

By:	/s/ E. Clifton Hoover, Jr.
Name:	E. Clifton Hoover, Jr.
Title:	Managing Director and Chief Investment Officer

Dated: December 3, 2012

EXHIBIT INDEX

A. Verification of Dreman Contrarian Funds

B. Verification of Dreman Value Management, LLC

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached amended Application, dated December 3, 2012, for and on behalf of Dreman Contrarian Funds (the “Trust”); that he is the President and Chief Executive Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DREMAN CONTRARIAN FUNDS

By:	/s/ R. Jeffrey Young
Name:	R. Jeffrey Young
Title:	President and Chief Executive Officer

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached amended Application, dated December 3, 2012, for and on behalf of Dreman Value Management, LLC (the “Advisor”); that he is the Chief Investment Officer of the Advisor; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DREMAN VALUE MANAGEMENT, LLC

By:	/s/ E. Clifton Hoover, Jr.
Name:	E. Clifton Hoover, Jr.
Title:	Managing Director and Chief Investment Officer